UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

American Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

02752P 100

(CUSIP Number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person American Midstream GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,349,609 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,349,609 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,609 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 2.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 1,349,609 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC, the Issuer’s general partner.

Note 2: Based on 53,005,627 Common Units outstanding as of November 6, 2018.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person AMID GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,349,609 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,349,609 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,609 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 2.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 1,349,609 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC, which is approximately 23% owned by AMID GP Holdings, LLC.

Note 2: Based on 53,005,627 Common Units outstanding as of November 6, 2018.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person High Point Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,223,778 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,223,778 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,223,778 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 17.8% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,707,571 Series A-l Convertible Preferred Units (“Series A-l Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 9,874,169 common units of the Issuer (“Common Units”) and 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point.

Note 2: Based on 62,879,796 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018 and (b) 9,874,169 Common Units issuable upon the conversion of Series A-l Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person Magnolia Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,073,094 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,073,094 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,073,094 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 24.0% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,707,571 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 9,874,169 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,230,395 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point, and 618,921 Common Units held by Magnolia.

Note 2: Based on 67,110,191 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 9,874,169 Common Units issuable upon the conversion of Series A-l Units outstanding and (c) 4,230,395 Common Units issuable upon the conversion of Series A-2 Units outstanding.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person Magnolia Infrastructure Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,372,968 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,372,968 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,372,968 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 46.8% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,707,571 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 9,874,169 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,230,395 Common Units, 9,241,642 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,254,580 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 9,753,425 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, and 618,921 Common Units held by Magnolia.

Note 2: Based on 77,656,640 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 9,874,169 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 4,230,395 Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 9,254,580 Common Units issuable upon the conversion of Series C Units outstanding and (e) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person ArcLight Energy Partners Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,226,450 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,226,450 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,226,450 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 50.5% (See Note 2)
14.	Type of Reporting Person PN

Note 1: Represents 7,707,571 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 9,874,169 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,230,395 Common Units, 9,241,642 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,254,580 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 9,753,425 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC.

Note 2: Based on 77,656,640 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 9,874,169 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 4,230,395 Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 9,254,580 Common Units issuable upon the conversion of Series C Units outstanding and (e) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person ArcLight PEF GP V, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,226,450 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,226,450 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,226,450 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 50.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,707,571 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 9,874,169 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,230,395 Common Units, 9,241,642 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,254,580 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 9,753,425 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC.

Note 2: Based on 77,656,640 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 9,874,169 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 4,230,395 Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 9,254,580 Common Units issuable upon the conversion of Series C Units outstanding and (e) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person ArcLight Capital Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,226,450 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,226,450 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,226,450 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 50.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,707,571 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 9,874,169 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,230,395 Common Units, 9,241,642 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,254,580 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 9,753,425 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC.

Note 2: Based on 77,656,640 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 9,874,169 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 4,230,395 Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 9,254,580 Common Units issuable upon the conversion of Series C Units outstanding and (e) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person ArcLight Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,226,450 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,226,450 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,226,450 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 50.5% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 7,707,571 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 9,874,169 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,230,395 Common Units, 9,241,642 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,254,580 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 9,753,425 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC.

Note 2: Based on 77,656,640 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 9,874,169 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 4,230,395 Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 9,254,580 Common Units issuable upon the conversion of Series C Units outstanding and (e) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

CUSIP No. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person Daniel R. Revers
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,226,450 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,226,450 (See Note 1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,226,450 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 50.5% (See Note 2)
14.	Type of Reporting Person IN

Note 1: Represents 7,707,571 Series A-l Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 9,874,169 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 3,302,158 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 4,230,395 Common Units, 9,241,642 Series C Convertible Preferred Units (“Series C Units”) held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 9,254,580 Common Units, 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016, 9,753,425 Common Units held by Magnolia Holdings, 1,349,609 Common Units held by American Midstream GP, LLC, which is approximately 77% owned by High Point and approximately 23% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Holdings, 618,921 Common Units held by Magnolia and 2,853,482 Common Units held by Busbar II, LLC.

Note 2: Based on 77,656,640 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 53,005,627 Common Units outstanding as of November 6, 2018, (b) 9,874,169 Common Units issuable upon the conversion of Series A-1 Units outstanding, (c) 4,230,395 Common Units issuable upon the conversion of Series A-2 Units outstanding, (d) 9,254,580 Common Units issuable upon the conversion of Series C Units outstanding and (e) 1,291,869 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated April 25, 2016.

This Amendment No. 23 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, Amendment No. 10 filed on January 6, 2016, Amendment No. 11 filed on January 11, 2016, Amendment No. 12 filed on February 1, 2016, Amendment No. 13 filed on February 24, 2016, Amendment No. 14 filed on April 27, 2016, Amendment No. 15 filed on May 18, 2016, Amendment No. 16 filed on November 3, 2016, Amendment No. 17 filed on December 6, 2016, Amendment No. 18 filed on March 8, 2017, Amendment No. 19 filed on August 18, 2017, Amendment No. 20 filed on October 12, 2017, Amendment No. 21 filed on August 20, 2018 and Amendment No. 22 filed on September 28, 2018 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following information immediately after the last paragraph:

As disclosed in Amendment No. 14 to this Schedule 13D, filed on April 27, 2016, under the terms of a Securities Purchase Agreement between the Issuer and Magnolia Infrastructure Holdings, LLC, dated as of April 25, 2016 (the “Securities Purchase Agreement”), Magnolia Infrastructure Holdings, LLC received a warrant to purchase in the aggregate 800,000 fully paid and nonassessable Common Units (the “Warrant”), subject to adjustment in accordance with the provisions of the warrant, at an exercise price of $7.25 per Common Unit. The information contained on the cover pages of Amendment No. 14 to this Schedule 13D, as well as subsequent amendments, erroneously excluded the Common Units issuable upon exercise of the Warrant. The information contained on the cover pages of this Amendment No. 23 to Schedule 13D reflects the Common Units issuable upon exercise of the Warrant.

The foregoing is a summary only and the terms and conditions of the Common Units issuable upon exercise of the Warrant are qualified in their entirety by reference to the Securities Purchase Agreement and the Warrant.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)-(c) The information contained on the cover pages to this Amendment No. 23 to Schedule 13D is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2018

AMERICAN MIDSTREAM GP, LLC

By its Class A Members:

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

and

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:	ArcLight PEF GP V, LLC, its General Partner
By:	ArcLight Capital Holdings, LLC, its Manager
By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT PEF GP V, LLC

By:	ArcLight Capital Holdings, LLC, its Manager
By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL HOLDINGS, LLC

By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description
1.	Securities Purchase Agreement by and between American Midstream Partners, LP and Magnolia Infrastructure Partners, LLC dated April 25, 2016 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 29, 2016).

2.	Warrant issued by American Midstream Partners, LP, dated April 25, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 29, 2016).